EXHIBIT 21.1

Subsidiaries of ZAGG Incorporated

The subsidiaries of ZAGG Incorporated (the “Registrant”) as of March 17, 2011, are listed below:

Subsidiary Name	Ownership	Jurisdiction

ZAGG Europe Limited	100%	United Kingdom
ZAGG Intellectual Property Holding Company, Inc.	100%	United States
ZAGG International Distribution Limited	100%	Ireland
HzO, Inc.	55%	United States